Asx Announcement

(ASX: NVX)

EXHIBIT 99.2

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Equity raising to achieve commercial production of high-performance battery-grade synthetic graphite

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NOVONIX intends to raise approximately A$44.4 million through a fully underwritten placement to institutional and sophisticated investors.
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In addition to the placement, NOVONIX’s largest shareholder, Phillips 66, has committed[1] to invest approximately US$5.0 million or A$7.7 million[2].
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The offer price of A$0.600 per new share, represents a:
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29.7% discount to the 5-day VWAP up to and including 25 November 2024 of A$0.853; and
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37.8% discount to the close of NOVONIX shares of A$0.965 on 25 November 2024.
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Further to the institutional and conditional placements, NOVONIX is also offering a non-underwritten share purchase plan (“SPP”) to raise approximately A$5.0 million (before costs) which will provide all eligible shareholders the opportunity to participate in the transaction[3].
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Funds raised will allow NOVONIX to order, install and commission key equipment that is required to achieve commercial production of 3,000 tonnes per annum (tpa) at the Riverside facility in 2025.

BRISBANE, Australia, November 26, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) a leading battery materials and technology company, is pleased to announce that it is undertaking a capital raising to raise approximately A$44.4 million through a fully underwritten placement to institutional and sophisticated investors

1 Phillips 66’s participation is conditional upon shareholder approval

2 Based on the publish AUD/USD rate of 0.6525 as at 25 November 2024 on the RBA website

3 The Company has applied for waivers from ASX Listing Rules 7.1 and 10.11 to permit the Company to issue new shares under the SPP at a discount greater than 20% of the five-day VWAP. If the ASX does not grant these waivers, the issue of new shares under the SPP would be conditional on receipt of shareholder approval

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

utilising the Company’s placement capacity4 under ASX Listing Rule 7.1 (“Institutional Placement”).

In addition to the Institutional Placement, Phillips 66 has agreed to subscribe for 12.8 million new shares to raise approximately US$5.0 million or A$7.7 million1,2. The issue of shares to Phillips 66 will be subject to shareholder approval that will be sought at an Extraordinary General Meeting expected to be held on or about Wednesday, 22 January 2025 (“Conditional Placement”).

Following completion of the Conditional Placement, Phillips 66 will hold approximately 15.4% of the Company's issued share capital (assuming that the full amount is raised under the Institutional Placement and SPP).

In conjunction with the Institutional Placement and Conditional Placements, the Company will also offer an SPP to eligible shareholders at the same offer price under the Institutional Placement and Conditional Placement, being A$0.60 per fully paid ordinary NOVONIX share (“Offer Price”). The Offer Price represents a 37.8% discount to the last traded price of NOVONIX shares on 25 November 2024 of A$0.965 and a 29.7% discount to the 5-day VWAP up to and including 25 November 2024 of A$0.853.

Proceeds of the Institutional Placement, Conditional Placement and SPP are expected to be allocated towards key property, plant and equipment and other facility costs that are required at the Riverside facility to achieve commercial production in 2025, with a capacity of 3,000 tpa.

Capital investments in Riverside will further support the ability to access the U.S. Department of Energy’s Office of Manufacturing & Energy Supply Chains grant of up to US$100 million.

The Institutional Placement is fully underwritten by Citigroup Global Markets Australia Pty Limited and Jefferies (Australia) Pty Ltd (together, the “Joint Lead Managers”). New shares issued under the Institutional Placement, Conditional Placement and SPP will rank equally with existing shares from the date of issue.

Share Purchase Plan Details
Shareholders on the NOVONIX register at 7:00pm (Sydney time) on 25 November 2024 (Record Date) with a registered address in Australia or New Zealand will be entitled to subscribe for up to A$30,000 worth of NOVONIX shares per shareholder, free of transaction and brokerage costs, through the SPP, subject to eligibility criteria and other terms and conditions of the SPP which will be set out in the SPP booklet and dispatched to eligible shareholders on or around 3 December 2024. Shares issued under the SPP will rank equally with existing shares of NOVONIX.

4 Based on remaining placement capacity of ~74,064,647 shares.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

The price of shares to be issued under the SPP will be the same price as the Offer Price under the Institutional Placement and Conditional Placement, which is at a discount of approximately 29.7% of the volume weight average price over the last 5 days on which trades were recorded before the day on which the SPP (and the Institutional Placement) were announced (as opposed to the maximum discount of 20% allowable under exception 5 of Listing Rule 7.2). Accordingly, the Company is required to seek and has applied for a waiver of ASX Listing Rules 7.1 and 10.11 to permit the Company to issue new shares under the SPP without shareholder approval at the same issue price as the Institutional Placement ("Waivers").

In the event that the Waivers are not granted, the Company intends to seek shareholder approval to issue the new shares under the SPP. Accordingly, the issue of new shares under the SPP is conditional on receipt of the Waivers or, if the Waivers are not granted, shareholder approval.

The SPP aims to raise approximately A$5.0 million. NOVONIX may decide to scale back applications should it receive demand above that target or to issue a higher amount, at its absolute discretion (and, if a higher amount is issued, to either accept applications in full or scale back applications, at its absolute discretion).

Further information surrounding the SPP will be included in the SPP Booklet with is expected to be distributed on or around Tuesday, 3 December 2024.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

Timetable

Institutional Placement
Trading halt and announcement of Placements and SPP	Tuesday, 26 November 2024
Institutional Placement Bookbuild closes	5:00pm on Tuesday, 26 November 2024
Announcement of completion of Institutional Placement	Wednesday, 27 November 2024
Trading halt lifted	Wednesday, 27 November 2024
Settlement of New Shares under the Institutional Placement	Friday, 29 November 2024
Allotment of New Shares under the Institutional Placement	Monday, 2 December 2024
SPP
Record date for the SPP	7:00pm on Monday, 25 November 2024
Dispatch of SPP Booklet and SPP opens	Tuesday, 3 December 2024
SPP closes[5]	Friday, 10 January 2025
Conditional Placement
Dispatch of Notice of Meeting	On or around Monday, 16 December 2024
Shareholder meeting to approve Conditional Placement	On or around Wednesday, 22 January 2025
Allotment of new shares under the Conditional Placement	On or around Tuesday, 28 January 2025

Note: All dates are indicative only. All dates and times are Sydney time, unless otherwise specified. NVX reserves the right to vary the date of the Institutional Placement, Conditional Placements and SPP, in general or in particular cases, including closing them early or terminating them altogether, without prior notice.

5 To the extent that the Waiver is not granted, shareholder approval may be required which will mean that the SPP Closing Date will be extended to 23 January 2025 and final date to announce the SPP results and issue new shares under the SPP will be 30 January 2025. The Company reserves the right to close the SPP early or to withdraw the SPP, in its sole and absolute discretion, by lodging an announcement with ASX

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

Dr. Chris Burns, CEO of NOVONIX, said it was an exciting time for the Company as it moves into commercial production.

“Proceeds from the equity raising will be used to fund NOVONIX fully commissioning the 3,000 tpa line at Riverside and submitting final qualification samples to remain on track for target deliveries to Panasonic in late 2025.

We have made excellent strides at our Riverside facility – both in validating our anode material product specifications with our proprietary graphitization furnaces and securing Tier 1 anchor customers – and reaching commercial production will represent the next significant milestone in our history.

The equity raise comes on a period filled with exciting company milestones, including the completion of the independent engineering review6, the approval of US$103 million in tax credits under the Qualifying Advanced Energy Project Allocation Program7, and the recent signing of binding offtakes with both Stellantis8 and PowerCo9, all highlighting NOVONIX’s position as the pioneer in leading the localization of the supply chain in North America for lower-emission synthetic graphite supply.”

Dr. Burns said he was encouraged to see the continued support of existing investor Phillips 66.

Analyst and Investor Briefing

NOVONIX is hosting a conference call at 12.00 p.m. (Sydney time), to access the conference call use the following link.

https://s1.c-conf.com/diamondpass/10043742-la8yc5.html

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships,

6 NOVONIX Completes Independent Engineering Assessment of Riverside Facility

7 U.S. Government Selects NOVONIX to Receive US$103 Million in Qualifying Advanced Energy Project Tax Credits

8 NOVONIX and Stellantis Sign Binding Offtake Agreement

9 NOVONIX and PowerCo SE Sign Binding Offtake Agreement

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Important Disclaimer

Forward-looking statements
This announcement contains certain "forward-looking statements" that are based on management's belief, assumptions, opinions and expectations and on information currently available to management and speak only as of the date of this announcement. These statements can generally be identified by the use of forward-looking words, such as "expect", "anticipate", "likely", "intend", "should", "could", "may", "predict", "plan", "propose", "will", "believe", "forecast", "estimate", or "target". Such statements may be based on underlying assumptions (which could prove incorrect or may be subject to change) and are subject to the risks disclosed in the Investor Presentation lodged with ASX on or around the date of this announcement, many of which are outside the control of NOVONIX and are not reliably predictable, which could cause actual results to differ materially, in terms of quantum and timing, from those described in this announcement. You are strongly cautioned not to place undue reliance on forward-looking statements.

No representation is made by NOVONIX or the Joint Lead Managers or any of their respective related bodies corporate, shareholders or affiliates, or any of each of their respective officers, directors, partners, employees, consultants, contractors, affiliates, agents, advisers or representatives (each a “Limited Party” and together, the “Limited Parties”) as to the correctness of the forward-looking statements on or after the date of this announcement. NOVONIX does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. To the maximum extent permitted by law, NOVONIX, the Joint Lead Managers and each of their respective Limited Parties disclaim any responsibility for the accuracy or completeness of any forward-looking statements whether as a result of new information, future events or results or otherwise. To the maximum extent permitted by law, each of NOVONIX, the Joint Lead Managers and their respective Limited Parties disclaim any responsibility to update or revise any forward-looking statement to reflect any change in NOVONIX's financial condition, status or affairs or any change in the events, conditions or circumstances on which a statement is based, except as required by Australian law.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

Not for distribution or release in the United States
This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

Disclaimer
The Joint Lead Managers and their respective Limited Parties have not independently verified any of the information in this announcement and have not authorised, permitted or caused the issue or lodgement, submission, dispatch or provision of this announcement and there is no statement in this announcement which is based on any statement made by the Joint Lead Managers or any other of their respective Limited Parties.

To the maximum extent permitted by law, the Joint Lead Managers and each of their respective Limited Parties (1) expressly exclude and disclaim all liabilities for losses incurred as the result of any information in this announcement being inaccurate or incomplete. This includes, without limitation, any responsibility or liability arising from fault, negligence or negligent misstatement, for any loss (whether foreseeable or not and whether direct, indirect, incidental, consequential, special or economic loss or damage) including, without limitation, any loss of profit or anticipated profit, fines or penalties, loss of business or anticipated savings, loss of use, business interruption or loss of goodwill, bargain or opportunities, arising from the use of, or reliance on anything contained in or omitted from, this announcement or its contents or otherwise arising in connection with it; (2) disclaim any obligation or undertaking to release any updates or revisions to the information in this announcement to reflect any change in expectations or assumptions; and (3) do not make any representation or warranty (whether express or implied) in this announcement as to the fairness, currency, accuracy, timeliness, reliability or completeness of any information, opinions or conclusions in this announcement (including the accuracy, likelihood of achievement or reasonableness of any forecast returns, yields, future income or other statements in relation to future matters) nor do they make any representation or warranty (whether express or implied) that this announcement contains all material information about NOVONIX or which a prospective investor may require in evaluating a possible investment in NOVONIX or the acquisition of securities in NOVONIX, or in respect of the likelihood of fulfilment of any forward-looking statement or any event or results expressed or implied in any forward-looking statement.

This announcement does not form the basis of any contract or commitment, nor does it contain any financial product or investment advice. It does not take into account any investor’s investment objectives, financial situation or particular needs. Recipients should make their own enquiries in relation to any investment decisions and it has not been assumed that recipients will use the information in this announcement as part of their investment

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com

decision without making their own enquiries and obtaining independent advice. Neither the Joint Lead Managers nor any of their respective Limited Parties makes any recommendation as to whether any potential investor should participate in the Institutional Placement or the Conditional Placement.

Further, neither the Joint Lead Managers nor any of their respective Limited Parties intends that any of their respective Limited Parties act or be responsible as a fiduciary, or assume any duty, to any investor (or its officers, employees, consultants, agents, security holders, creditors or any other person). Except where otherwise agreed expressly in writing, the Joint Lead Managers and their respective Limited Parties expressly disclaim any fiduciary obligations to or duty of care to or relationship with any investor or potential investor in connection with the Institutional Placement and the Conditional Placement or otherwise, and by accessing this announcement each recipient expressly disclaims any such fiduciary relationship and agrees that it is responsible for making its own independent judgements with respect to the Institutional Placement and the Conditional Placement and any other transaction or other matter arising in connection with this announcement.

Determination of eligibility of investors
Determination of eligibility of investors for the purposes of the Institutional Placement and Conditional Placement is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of NOVONIX and the Joint Lead Managers. To the maximum extent permitted by law, NOVONIX, the Joint Lead Managers and their respective Limited Parties each disclaim any duty or liability (including, without limitation, any liability arising from fault, negligence or negligent misstatement) in respect of the exercise of that discretion or otherwise.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLG 4000, Australia | novonixgroup.com